Other Information

The information presented below updates, and should be read in conjunction with, the risks described under Item 3.D. “Key Information - Risk Factors,” in our Annual Report on From 20-F for the fiscal year ended December 31, 2021. Except as set forth below, there have been no material changes to the Company’s risk factors as disclosed in Item 3.D, “Key Information - Risk Factors,” in such Annual Report. These risks are not exclusive, and additional risks to which we are subject include, but are not limited to, the factors mentioned under “Forward-Looking Statements”.

If we are unable to obtain adequate supplies of raw materials in a timely manner and at commercially reasonable prices our revenue and profitability may decline.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases, chemicals and photoresist, on a timely basis and at commercially reasonable prices, many of which are not commodities easily replaced with substitutions. In the past, shortages in the supply of some materials, whether by specific vendors or by the industry generally, have resulted in occasional industry-wide price adjustments and delivery delays. Moreover, major natural disasters, trade barriers and political or economic turmoil occurring within the country of origin of such raw materials may also significantly disrupt the availability of such raw materials or increase their prices. Further, since we procure some of our raw materials from sole-sourced suppliers, there is a risk that our need for such raw materials may not be met or that back-up supplies may not be readily available. In addition, recent trade tensions between the United States and China, and the conflict in Ukraine, have resulted in pricing pressure and reduced availability of raw materials, including rare earth metals used in our products. Furthermore, sanctions imposed on Russia as a result of the conflict in Ukraine, as well as geopolitical tensions, have resulted in the reduction of availability of natural gas to Germany, where we operate some of our fabs. Tariffs, export control or other non-tariff barriers, due to global or local economic conditions could also affect material cost and availability.

Certain raw materials and other inputs, such as electricity and water, necessary for our production operations may experience substantial price volatility. Hedging transactions for many of those raw materials and other inputs are not available to us, or are not available on terms we believe are commercially acceptable. Economic and financial hedges that we enter into with respect to certain inputs, such as electricity, or alternative energy supplies we may seek to secure, may not be effective to avoid disruptions to our manufacturing operations. Additionally, once our prices with a customer are negotiated, we are generally unable to revise pricing with that customer until our next regularly scheduled price adjustment. As a result, if market prices for essential components increase, we will often be unable to pass the price increases through to our customers for products purchased under an existing agreement. Consequently, we are exposed to the risks associated with the volatility of prices for these components and our cost of revenue could increase and our gross margins could decrease in the event of price increases. Recently, as a result of demand driven by the semiconductor supply shortage, the costs of raw wafers as well as certain other raw materials are relatively high. Failure to obtain adequate supplies could result in our being unable to meet commitments under our contracts with customers, which could expose us to substantial liquidated damages and other claims, which could materially and adversely affect our results of operations, financial condition, business and prospects.